March 15, 2005



Mail Stop 4-8

Darrel Posegate
Executive Vice President, Chief Financial Officer and Treasurer
H.F. Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Re:	Form 10-K
      Filed September 27, 2004
	File No. 033-44383

Dear Mr. Posegate:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to this comment in future filings beginning with your Form 10-Q for the period ended March 31, 2005, as appropriate. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Interim Financial Statements

Form 10-Q for the Period Ended December 31, 2004

Comparison of the Three Months Ended December 31, 2004 and
December
31, 2003 - page 27

1. We note your discussion of your year-to-date reclassification of deferred loan origination costs in the three months ended December 31, 2003 on page 28. Supplementally provide us additional details regarding this issue including the reason the reclassification was needed, how it was identified, the noninterest income line item that was affected and what procedures you have designed to ensure the correct reporting going forward. Also, tell us why deferred fees and discounts on loans have trended from net deferred revenue to net deferred costs, as disclosed on page 9 of your Form 10-K for the year ended June 30, 2004, and provide similar disclosure in future filings.


* * * * *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. In your response, please tell us of your intent to provide the requested disclosures in future filings. Please file your response letter on EDGAR.
Please
understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




You may contact Michael Volley at 202-824-5568 or me at 202-942-
1782
if you have questions regarding this comment.


Sincerely,



Paul Cline
	Senior Accountant

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Darrel Posegate
H.F. Financial Corp.
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